Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces Executive Leadership Team Change

GENEVA, APRIL 5, 2023 – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) ("Relief Therapeutics" or the "Company"), a biopharmaceutical company committed to advancing treatment paradigms to benefit the lives of patients living with rare diseases, today announced that Nermeen Varawalla, M.D., Ph.D., chief medical officer, will depart the Company in the second quarter of 2023 to pursue other opportunities. The medical affairs team will report to Paolo Galfetti, chief operating officer at Relief Therapeutics, until a replacement is hired. Clinical development and regulatory responsibilities will continue to be supported by consultants already contracted with the Company.

“We have established strong medical affairs and research and development teams that will continue to serve us well as we focus our resources to advance our metabolic, connective tissue and pulmonary rare disease programs forward,” said Jack Weinstein, chief executive officer at Relief Therapeutics. “We have moved our pipeline through several important milestones over the past year, and we appreciate Nermeen’s contributions to those efforts. We wish Nermeen success in her future endeavors.”

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety and convenience to benefit the lives of patients living with rare diseases. Since founding in 2013, Relief Therapeutics continues to build a diversified pipeline of risk-mitigated assets to address metabolic, dermatology/connective tissue disorders as well as pulmonary and genetic diseases. Our portfolio also includes a balanced mix of marketed, revenue-generating products and the proprietary, globally patented Physiomimic™ and Tehclo® platform technologies which were obtained through the acquisition of APR Applied Pharma Research S.A. in June 2021. Our mission is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics’ headquarters are located in Geneva, with additional offices in Balerna, Switzerland, Rome, Italy and Offenbach am Main, Germany. The Company is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

FOR MEDIA/INVESTOR INQUIRIES CONTACT: RELIEF THERAPEUTICS Holding SA Catherine Day Vice President, IR & Communications catherine.day@relieftherapeutics.com	LifeSci Advisors Irina Koffler ikoffler@lifesciadvisors.com

Disclaimer

This communication expressly or implicitly contains certain forward-looking statements concerning RELIEF THERAPEUTICS Holding SA and its businesses.  Such statements involve certain known and unknown risks, uncertainties and other factors, including those risks described in RELIEF THERAPEUTICS Holding SA’s press releases and filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission, all of which could cause the actual results, financial condition, performance or achievements of RELIEF THERAPEUTICS Holding SA to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. RELIEF THERAPEUTICS Holding SA is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.